Exhibit 99.1

IGI Reports Second Quarter and Half Year 2024 Unaudited Financial Results

HAMILTON, Bermuda, August 6, 2024 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the second quarter and first six months of 2024.

Highlights for the second quarter and first six months of 2024 include:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages and per share information)	2024	2023	2024	2023
Gross written premiums	$205.6	$199.6	$387.2	$373.5
Net premiums earned	$121.8	$118.4	$236.4	$223.4
Underwriting income (1)	$45.3	$50.2	$97.3	$90.0
Net investment income	$13.5	$14.4	$28.8	$26.7
Net income for the period	$32.8	$40.5	$70.7	$74.4
Combined ratio (1)	81.2%	73.5%	77.7%	75.7%
Earnings per share (diluted) (2)	$0.73	$0.88	$1.55	$1.59
Return on average equity (annualized) (3)	22.9%	36.1%	25.1%	33.9%
Core operating income (3)	$33.2	$38.1	$73.3	$67.5
Core operating earnings per share (diluted) (3)	$0.74	$0.83	$1.61	$1.44
Core operating return on average equity (annualized) (3)	23.2%	34.0%	26.0%	30.8%

(1)	See “Supplementary Financial Information” below.
(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.
(3)	See the section titled “Non-GAAP Financial Measures” below.

IGI President & CEO Mr. Waleed Jabsheh said, “We had another strong quarter resulting in an excellent first half of 2024. In spite of a more active loss environment during the second quarter, most notably in our property and offshore energy books, we posted healthy underwriting results, highlighted by combined ratios of 81.2% and 77.7% for the second quarter and first half of 2024, respectively - both well below our long-term averages.”

“Market conditions continue to be mixed with opportunities for growth in certain segments relatively harder to come by. This is exactly the type of environment where risk selection and discipline are critical and where we can continue to demonstrate the value of our underwriting strategy and the benefits of our growing and diversified portfolio.”

“We continue to deliver strong ROEs and generate steady growth in book value per share through our underwriting and investment results, as well as through our active capital management, underscoring our commitment to generating long-term shareholder value. Consistent and sustainable value creation is central to everything we do at IGI.”

Results for the Periods ended June 30, 2024 and 2023

Net income for the quarter ended June 30, 2024 was $32.8 million compared to $40.5 million for the quarter ended June 30, 2023. Net income was largely driven by underwriting income generated across all segments with net premiums earned exceeding net loss and loss adjustment expenses and net policy acquisition expenses.

Return on average equity (annualized) was 22.9% for the second quarter of 2024 compared to 36.1% for the second quarter of 2023.

Core operating income, a non-GAAP measure, was $33.2 million for the quarter ended June 30, 2024, compared to $38.1 million for the same period in 2023. The core operating return on average equity (annualized) was 23.2% for the second quarter of 2024 compared to 34.0% for the second quarter of 2023.

Gross written premiums were $205.6 million for the quarter ended June 30, 2024, representing an increase of 3.0% compared to gross written premiums of $199.6 million for the quarter ended June 30, 2023. The increase was driven by growth in the Reinsurance and Short-tail segments.

The loss ratio was 45.1% for the quarter ended June 30, 2024, an increase of 6.4 points when compared to 38.7% for the quarter ended June 30, 2023.

The net policy acquisition expense ratio was 17.7% in the second quarter of 2024 compared to 18.9% in the same quarter of 2023.

The general & administrative expense ratio was 18.4% for the quarter ended June 30, 2024, compared to 15.9% in the prior year second quarter largely driven by higher human resources costs in line with the Company’s overall growth.

The combined ratio for the quarter ended June 30, 2024 was 81.2% compared to 73.5% in the prior year second quarter.

Net income for the six months ended June 30, 2024 was $70.7 million compared to $74.4 million for the six months ended June 30, 2023. Net income was largely driven by underwriting income generated across all segments.

Return on average equity (annualized) was 25.1% for the first six months of 2024, compared to 33.9% for the first six months of 2023.

Core operating income, a non-GAAP measure, was $73.3 million for the six months ended June 30, 2024, compared to $67.5 million for the same period in 2023. The core operating return on average equity (annualized) was 26.0% for the first six months of 2024, compared to 30.8% for the first six months of 2023.

Underwriting income increased 8.1% to $97.3 million in the first six months of 2024 compared to $90.0 million for the first six months of 2023, with the increase primarily driven by higher net premiums earned as a result of the overall growth of the portfolio, partially offset by a higher level of net loss and loss adjustment expenses.

Gross written premiums were $387.2 million for the six months ended June 30, 2024, representing an increase of 3.7% compared to gross written premiums of $373.5 million for the six months ended June 30, 2023. The increase was driven by growth in the Reinsurance and Short-tail Segments.

The loss ratio of 42.0% for the six months ended June 30, 2024 was comparable to the loss ratio of 41.9% for the same period in 2023.

The net policy acquisition expense ratio was 16.8% in the first six months of 2024, compared to 17.8% in the same period of 2023.

The general & administrative expense ratio was 18.9% for the first six months of 2024 compared to 16.0% for the first six months of 2023, largely driven by higher human resources costs in line with the Company’s growth.

The combined ratio for the six months ended June 30, 2024 was 77.7% compared to 75.7% for the six months ended June 30, 2023.

Segment Results

The Specialty Long-tail Segment, which represented 23% of the Company’s gross written premiums for the six months ended June 30, 2024, recorded gross written premiums of $52.0 million for the second quarter of 2024, a decrease of 17.1% compared to $62.7 million for the second quarter of 2023. Net premiums earned for the quarter ended June 30, 2024 were $36.3 million, a decrease of 13.4% compared to $41.9 million in the same quarter in 2023, primarily as a result of the lower level of gross written premium. Underwriting income increased 2.5% to $16.3 million compared to the second quarter of 2023, primarily due to a lower level of net loss and loss adjustment expenses and net policy acquisition expenses.

Gross written premiums for the six months ended June 30, 2024 were $90.7 million, a decrease of 13.4% compared to $104.7 million for the first six months of 2023. Net premiums earned for the six months ended June 30, 2024 were $73.6 million, a decrease of 10.5% compared to $82.2 million in the same period in 2023, primarily as a result of the lower level of gross written premium. Underwriting income was $26.2 million, a decrease of 4.0% compared to $27.3 million in the first six months of 2023, primarily due to a lower level of net premiums earned, partially offset by a lower level of net loss and loss adjustment expenses and net policy acquisition expenses in the first six months of 2024.

The Specialty Short-tail Segment, which represented 60% of the Company’s gross written premiums for the six months ended June 30, 2024, generated gross written premiums of $137.2 million for the second quarter of 2024, an increase of 8.5% compared to $126.5 million in the second quarter of 2023. Net premiums earned were $65.7 million, an increase of 6.3% compared to $61.8 million in the same quarter in 2023, primarily driven by overall premium growth in this Segment. Underwriting income was $21.2 million compared to $30.3 million for the same quarter of 2023, with the decrease primarily driven by the higher level of net loss and loss adjustment expenses during the second quarter of 2024, compared to the same period in 2023.

Gross written premiums for the six months ended June 30, 2024 were $231.4 million, an increase of 6.1% compared to $218.1 million for the first six months of 2023. Net premiums earned for the six months ended June 30, 2024 were $126.2 million, an increase of 11.9% compared to $112.8 million in the same period in 2023, primarily as a result of the higher level of gross written premium. Underwriting income was $56.5 million and $59.1 million in the first six months of 2024 and 2023, respectively, with net premiums earned in excess of net loss and loss adjustment expenses and net policy acquisition expenses.

The Reinsurance Segment, which represented 17% of the Company’s gross written premiums for the six months ended June 30, 2024, recorded gross written premiums of $16.4 million compared to $10.4 million for the second quarter of 2023. Net premiums earned for the quarter ended June 30, 2024 were $19.8 million, an increase of 34.7% compared to $14.7 million for the same quarter in 2023. Underwriting income increased to $7.8 million for the second quarter of 2024, compared to $4.0 million for the second quarter of 2023 primarily the result of the higher level of net premiums earned during the second quarter of 2024.

Gross written premiums for the six months ended June 30, 2024 were $65.1 million, an increase of 28.4% compared to $50.7 million for the first six months of 2023. Net premiums earned for the six months ended June 30, 2024 were $36.6 million, an increase of 28.9% compared to $28.4 million in the same period in 2023, primarily as a result of the higher level of gross written premium. Underwriting income increased to $14.6 million in the first six months of 2024, compared to $3.6 million in the first six months of 2023 primarily due to a higher level of net premiums earned and a lower level of net loss and loss adjustment expenses in the first six months of 2024.

Investment Results

Investment income increased by 36.1% to $13.2 million over the prior year second quarter, driven by higher yields on a larger fixed income portfolio. In total, the investment yield on average total investments and cash was 4.6%, up from 3.9% in the corresponding period in 2023. Net investment income was $13.5 million for the second quarter of 2024, compared to $14.4 million for the second quarter of 2023

Investment income was $24.9 million and $18.4 million for the six months ended June 30, 2024 and 2023, respectively, an increase of 35.3%. This represented an annualized investment yield of 4.3% on average total investments and cash and cash equivalents in the first six months of 2024, compared to a 3.7% annualized investment yield in the corresponding period in 2023. Net investment income was $28.8 million in the first six months of 2024, compared to $26.7 million in the first six months of 2023.

Net Foreign Exchange (Loss) Gain

The gain on foreign exchange in the second quarter of 2024 was $0.4 million, compared to a gain of $1.8 million in the second quarter of 2023, both of which primarily represent currency revaluation movements. The second quarter of 2024 recorded a lower positive currency movement in the Company’s major transactional currencies (mainly Pound Sterling and Euro) against the U.S. Dollar, compared to the second quarter of 2023.

The loss on foreign exchange in the first six months of 2024 was $3.9 million, compared to a gain of $3.1 million in the first six months of 2023.

Total Shareholders’ Equity

Total shareholders’ equity at June 30, 2024 was $588.2 million, compared to $540.5 million at December 31, 2023. The movement in total shareholders’ equity during the quarter and six months ended June 30, 2024 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended June 30, 2024	Six Months Ended June 30, 2024
Total Shareholders’ equity at beginning of period	$557.2	$540.5
Net income for the period	$32.8	$70.7
Unrealized losses during the period on available-for-sale investments	$(1.0)	$(3.3)
Purchase of treasury shares (a)	$(9.0)	$(12.6)
Share-based compensation expense during the period	$1.4	$2.2
Vesting of earnout shares	$7.4	$15.1
Cash dividends declared during the period	$(0.6)	$(24.4)
Total shareholders’ equity at June 30, 2024	$588.2	$588.2

Book value per share was $13.31 at June 30, 2024, reflecting growth of 7.3% over book value per share of $12.40 at December 31, 2023.

(a)	In the second quarter of 2024, the Company repurchased approximately 651,453 common shares at an average price per share of $13.81. In the first six months of 2024, the Company repurchased 927,033 common shares at an average price per share of $13.59. At June 30, 2024, the Company had approximately 2.8 million common shares remaining under its existing 7.5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars except per share data)	2024	2023	2024	2023

Gross written premiums	$205.6	$199.6	$387.2	$373.5
Ceded written premiums	$(55.4)	$(48.4)	$(93.8)	$(81.4)
Net written premiums	$150.2	$151.2	$293.4	$292.1
Net change in unearned premiums	$(28.4)	$(32.8)	$(57.0)	$(68.7)
Net premiums earned	$121.8	$118.4	$236.4	$223.4
Investment income	$13.2	$9.7	$24.9	$18.4
Net realized gain (loss) on investments	$0.1	$(0.1)	$0.1	-
Net unrealized gain on investments	$0.5	$4.5	$3.9	$7.9
Change in allowance for expected credit losses on investments	$(0.3)	$0.3	$(0.1)	$0.4
Net investment income	$13.5	$14.4	$28.8	$26.7
Other revenues	$0.3	$0.4	$0.6	$1.1
Total revenues	$135.6	$133.2	$265.8	$251.2
Expenses
Net loss and loss adjustment expenses	$(54.9)	$(45.8)	$(99.3)	$(93.7)
Net policy acquisition expenses	$(21.6)	$(22.4)	$(39.8)	$(39.7)
General & administrative expenses	$(22.4)	$(18.8)	$(44.6)	$(35.8)
Change in allowance for expected credit losses on receivables	$(1.4)	$(1.0)	$(1.6)	$(0.9)
Change in fair value of derivative financial liabilities	$(1.1)	$(3.3)	$(3.2)	$(3.4)
Other expenses	$(1.0)	$(0.8)	$(2.3)	$(1.6)
Net Foreign exchange (loss) gain	$0.4	$1.8	$(3.9)	$(3.1
Total expenses	$(102.0)	$(90.3)	$(194.7)	$(172.0)
Net income before tax	$33.6	$42.9	$71.1	$79.2
Income tax expense	$(0.8)	$(2.4)	$(0.4)	$(4.8)
Net income for the period	$32.8	$40.5	$70.7	$74.4
Diluted earnings per share attributable to equity holders (1)	$0.73	$0.88	$1.55	$1.59

See “Supplementary Financial Information” below.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at June 30, 2024	As at December 31, 2023
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$852.8	$765.6
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$28.8	$26.2
Other investments	$12.1	$11.1
Short-term investments	$69.7	$42.2
Term deposits	$78.7	$105.1
Equity-method investments measured at fair value	$3.1	$3.5
Total investments	$1,047.2	$955.7
Cash and cash equivalents	$167.6	$177.0
Accrued investment income	$16.0	$11.5
Premiums receivable	$286.5	$245.2
Reinsurance recoverables	$210.6	$223.1
Ceded unearned premiums	$97.9	$98.0
Deferred policy acquisition costs, net of ceding commissions	$70.4	$65.3
Deferred tax assets, net	$4.1	$4.1
Other assets	$58.0	$58.0
TOTAL ASSETS	$1,958.3	$1,837.9

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$741.0	$712.1
Unearned premiums	$500.4	$443.5
Other liabilities	$26.9	$34.8
Insurance and reinsurance payables	$96.4	$89.7
Derivative financial liabilities	$5.4	$17.3
TOTAL LIABILITIES	$1,370.1	$1,297.4

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.5	$0.4
Additional paid-in capital	$146.3	$137.6
Treasury shares	$(4.0)	-
Accumulated other comprehensive income, net of taxes
Foreign currency translation reserve	$(0.4)	$(0.4)
Fair value reserve	$(23.5)	$(20.2)
Retained earnings	$469.3	$423.1
TOTAL SHAREHOLDERS’ EQUITY	$588.2	$540.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,958.3	$1,837.9

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Loss ratio (a)	45.1%	38.7%	42.0%	41.9%
Net policy acquisition expense ratio (b)	17.7%	18.9%	16.8%	17.8%
General and administrative expense ratio (c)	18.4%	15.9%	18.9%	16.0%
Expense ratio (d)	36.1%	34.8%	35.7%	33.8%
Combined ratio (e)	81.2%	73.5%	77.7%	75.7%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expenses ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at June 30, 2024	As at December 31, 2023
Investments	$1,047.2	$955.7
Cash and cash equivalents	$167.6	$177.0
Total investments and cash and cash equivalents	$1,214.8	$1,132.7

Common shares outstanding (in millions)*	45.7	46.1
Minus: Unvested shares (in millions)**	1.5	2.5
Number of vested common outstanding shares (in millions) (a)	44.2	43.6

Total shareholders’ equity (b)	$588.2	$540.5
Book value per share (b)/(a)	$13.31	$12.40

*	Common shares issued and outstanding as at June 30, 2024 are as follows:

No. of shares as at
June 30, 2024
Vested common shares as of December 31, 2023	43,584,549
Vested restricted share awards	397,293
Treasury shares balance as of December 31, 2023	3,800
Vested earnout shares	1,150,000
Cancelled treasury shares	(646,789)
Treasury shares balance as of June 30, 2024	(284,044)
Total vested common shares as of June 30, 2024	44,204,809

Unvested earnout shares as of June 30, 2024	462,500
Unvested restricted share awards as of June 30, 2024	1,002,665
Total unvested shares as of June 30, 2024	1,465,165
Total common shares outstanding as of June 30, 2024	45,669,974

**	3,012,500 Earnout Shares were originally subject to vesting at stock prices ranging from $11.50 to $15.25, and are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At June 30, 2024, the vesting conditions attached to Earnout Shares have only been met for the first, second and third tranches totaling 2,550,000 shares, and these shares are included in the weighted average number of common shares for diluted earnings per share calculation. At June 30, 2024, the vesting conditions attached to the remaining unvested Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the calculation for diluted earnings per share.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended June 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$52.0	$137.2	$16.4	$205.6
Ceded written premiums	$(18.6)	$(36.8)	-	$(55.4)
Net written premiums	$33.4	$100.4	$16.4	$150.2
Net change in unearned premiums	$2.9	$(34.7)	$3.4	$(28.4)
Net premiums earned	$36.3	$65.7	$19.8	$121.8

Net loss and loss adjustment expenses	$(12.3)	$(33.8)	$(8.8)	$(54.9)
Net policy acquisition expenses	$(7.7)	$(10.7)	$(3.2)	$(21.6)
Underwriting income	$16.3	$21.2	$7.8	$45.3

For the quarter ended June 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$62.7	$126.5	$10.4	$199.6
Ceded written premiums	$(22.2)	$(26.2)	-	$(48.4)
Net written premiums	$40.5	$100.3	$10.4	$151.2
Net change in unearned premiums	$1.4	$(38.5)	$4.3	$(32.8)
Net premiums earned	$41.9	$61.8	$14.7	$118.4

Net loss and loss adjustment expenses	$(15.6)	$(22.2)	$(8.0)	$(45.8)
Net policy acquisition expenses	$(10.4)	$(9.3)	$(2.7)	$(22.4)
Underwriting income	$15.9	$30.3	$4.0	$50.2

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the six months ended June 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$90.7	$231.4	$65.1	$387.2
Ceded written premiums	$(26.5)	$(65.8)	$(1.5)	$(93.8)
Net written premiums	$64.2	$165.6	$63.6	$293.4
Net change in unearned premiums	$9.4	$(39.4)	$(27.0)	$(57.0)
Net premiums earned	$73.6	$126.2	$36.6	$236.4

Net loss and loss adjustment expenses	$(33.3)	$(49.3)	$(16.7)	$(99.3)
Net policy acquisition expenses	$(14.1)	$(20.4)	$(5.3)	$(39.8)
Underwriting income	$26.2	$56.5	$14.6	$97.3

For the six months ended June 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$104.7	$218.1	$50.7	$373.5
Ceded written premiums	$(29.5)	$(51.9)	-	$(81.4)
Net written premiums	$75.2	$166.2	$50.7	$292.1
Net change in unearned premiums	$7.0	$(53.4)	$(22.3)	$(68.7)
Net premiums earned	$82.2	$112.8	$28.4	$223.4

Net loss and loss adjustment expenses	$(37.4)	$(36.4)	$(19.9)	$(93.7)
Net policy acquisition expenses	$(17.5)	$(17.3)	$(4.9)	$(39.7)
Underwriting income	$27.3	$59.1	$3.6	$90.0

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages)	2024	2023	2024	2023
Investment income	$13.2	$9.7	$24.9	$18.4
Average total investments and cash and cash equivalents	$1,162.2	$998.8	$1,158.4	$989.4
Investment Yield (annualized)	4.6%	3.9%	4.3%	3.7%

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except share and per share information)	2024	2023	2024	2023
Net income for the period	$32.8	$40.5	$70.7	$74.4
Minus: Net income attributable to the earnout shares	$0.6	$2.6	$1.1	$4.8
Minus: Dividends attributable to restricted share awards	-	-	$0.5	-
Net income available to common shareholders (a)	$32.2	$37.9	$69.1	$69.6
Weighted average number of shares – diluted (in millions of shares) (b)*	44.0	43.1	44.5	43.8
Diluted earnings per share attributable to equity holders (a/b)	$0.73	$0.88	$1.55	$1.59

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended June 30,		Six Months Ended June 30,
(In millions of U.S. Dollars, except percentages)	2024	2023	2024	2023
Net premiums earned (a)	$121.8	$118.4	$236.4	$223.4
Net loss and loss adjustment expenses (b)	$(54.9)	$(45.8)	$(99.3)	$(93.7)
Net policy acquisition expenses (c)	$(21.6)	$(22.4)	$(39.8)	$(39.7)
General and administrative expenses (d)	$(22.4)	$(18.8)	$(44.6)	$(35.8)
Prior years favorable development (e)	$(19.3)	$(15.5)	$(41.5)	$(27.5)
Catastrophe (“CAT”) losses (f)*	$14.1	$9.6	$24.9	$24.0

Combined ratio ((b+c+d)/a)**	81.2%	73.5%	77.7%	75.7%
Minus: Prior years favorable development (e/a)	(15.8)%	(13.1)%	(17.6)%	(12.3)%
Accident year combined ratio	97.0%	86.6%	95.3%	88.0%
Minus: CAT losses on an accident year basis (f/a)	11.6%	8.1%	10.5%	10.7%
Accident year combined ratio prior to CAT losses	85.4%	78.5%	84.8%	77.3%

*	The CAT losses for the quarter ended June 30, 2024 are primarily attributable to $8.0 million of reserves recorded for the earthquake in Taiwan (in the Short-tail and Reinsurance Segments) and flooding in United Arab Emirates and Oman (in all segments), both of which occurred in April 2024, and a general CAT load of $4.9 million.

The CAT losses for the quarter ended June 30, 2023 are primarily attributable to $4.0 million of reserves recorded for the earthquake in Turkey (in the Reinsurance Segment) and flooding in New Zealand from Cyclone Gabrielle (in the Short-tail Segment), both of which occurred in February 2023, and a general CAT load of $3.9 million.

The CAT losses for the six months ended June 30, 2024 are primarily attributable to $8.0 million of reserves recorded for the earthquake in Taiwan (in the Short-tail and Reinsurance segments) and flooding in United Arab Emirates and Oman (in all segments), and a general CAT load of $15.3 million

The CAT losses for the six months ended June 30, 2023 are primarily attributable to $12.4 million of reserves recorded for the earthquake in Turkey (in the Reinsurance Segment) and flooding in New Zealand from Cyclone Gabrielle (in the Short-tail Segment), and a general CAT load of $9.6 million.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses%	% of net premiums earned	Net loss and loss adjustment expenses%	% of net premiums earned	Net loss and loss adjustment expenses%	% of net premiums earned	Net loss and loss adjustment expenses%	% of net premiums earned
Current year net incurred claims	$54.9	45.1%	$45.8	38.7%	$99.3	42.0%	$93.7	41.9%
Minus: Current accident year CAT losses	$14.1	11.6%	$9.6	8.1%	$24.9	10.5%	$24.0	10.7%
Minus: Effect of prior years’ development	$(19.3)	(15.8)%	$(15.5)	(13.1)%	$(41.5)	(17.6)%	$(27.5)	(12.3)%
Current Accident year (Prior to CAT losses)	$60.1	49.3%	$51.7	43.7%	$115.9	49.1%	$97.2	43.5%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2024	2023	2024	2023
Net income for the period	$32.8	$40.5	$70.7	$74.4
Reconciling items between net income for the period and core operating income:
Net realized (gain) loss on investments	$(0.1)	$0.1	$(0.1)	-
Net unrealized gain on investments (tax adjusted) (i)	$(0.5)	$(4.5)	$(3.9)	$(7.8)
Change in allowance for expected credit losses on investments	$0.3	$(0.3)	$0.1	$(0.4)
Change in fair value of derivative financial liabilities	$1.1	$3.3	$3.2	$3.4
Net foreign exchange loss (gain) (tax adjusted) (i)	$(0.4)	$(1.0)	$3.3	$(2.1)
Core operating income	$33.2	$38.1	$73.3	$67.5
Average shareholders’ equity (ii)	$572.7	$448.5	$564.3	$438.9
Core operating return on average equity (annualized) (ii) and (v)	23.2%	34.0%	26.0%	30.8%
Diluted core operating earnings per share (iv)	$0.74	$0.83	$1.61	$1.44
Return on average equity (annualized) (v)	22.9%	36.1%	25.1%	33.9%

i.	Represents a non-GAAP financial measure as line-item balances have been adjusted for the related tax impact.

ii.	Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares – diluted as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except per share information)	2024	2023	2024	2023
Core operating income for the period	$33.2	$38.1	$73.3	$67.5
Minus: Core operating income attributable to earnout shares	$0.6	$2.5	$1.1	$4.3
Minus: Dividends attributable to restricted share awards	-	-	$0.5	-
Core operating income available to common shareholders (a)	$32.6	$35.6	$71.7	$63.2
Weighted average number of shares – diluted (in millions of shares) (b)	44.0	43.1	44.5	43.8
Diluted core operating earnings per share (a/b)	$0.74	$0.83	$1.61	$1.44

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a Second Quarter 2024 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (6) the effects of the war between Israel and Hamas; (7) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com